Filed by Hudson Executive Investment Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Hudson Executive Investment Corp.

Hudson Executive Investment Corp.

570 Lexington Avenue, 35th Floor

New York, NY 10022

**** IMPORTANT REMINDER ****

Dear Hudson Executive Investment Corp. Stockholder:

By now, you should have received your proxy materials for the 2021 Special Meeting of Stockholders of Hudson Executive Investment Corp., which is scheduled to be held virtually, via live webcast, on June 17, 2021. You are receiving this reminder letter because your vote(s) were not yet processed at the time that this letter was sent. If you have already voted, we would like to thank you for your vote.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

Your vote is extremely important. PLEASE CAST YOUR VOTE TODAY. The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares over the telephone or Internet are enclosed with this letter.

Your Board recommends that you vote “FOR” ALL proposals. Even if you plan on attending the virtual meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

****PLEASE VOTE TODAY****

Thank you for your investment in Hudson Executive Investment Corp. and for taking the time to vote your shares.

Sincerely,

Hudson Executive Investment Corp.

Additional Information and Where to Find It

This release relates to a proposed transaction between Talkspace and Hudson Executive Investment Corp. (“HEIC”). This release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, HEIC filed a registration statement on Form S-4 with the SEC, which included a proxy statement of HEIC and a prospectus of HEIC. The registration statement on Form S-4, as amended, was declared effective by the SEC on May 25, 2021, and HEIC commenced mailing of the definitive proxy statement/prospectus to its shareholders on or about June 1, 2021. HEIC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HEIC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HEIC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HEIC may be obtained free of charge from HEIC’s website https://www.hudsonexecutive.com/hudson-executive-investment-corp/ or by written request to HEIC at Hudson Executive Investment Corp., 570 Lexington Avenue, 35th Floor, New York, NY 10022.

Participants in Solicitation

HEIC and Talkspace and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from HEIC’s stockholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.